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August 30, 2017

Via EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:     Liberty Interactive Corporation - Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of our client, Liberty Interactive Corporation (“Liberty Interactive”), we enclose herewith for filing under the Securities Act of 1933, as amended, Liberty Interactive’s Registration Statement on Form S-4 (the “Form S-4”), which includes the preliminary proxy statement/prospectus of Liberty Interactive and HSN, Inc. (“HSNi”), relating to the registration of 58,493,933 shares of Liberty Interactive’s Series A QVC Group common stock, par value $0.01 per share (“Liberty QVCA common stock”) to be issued upon the completion of Liberty Interactive’s proposed merger with HSNi, as discussed below.

HSNi, Liberty Interactive and Liberty Horizon, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Liberty Interactive (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated as of July 5, 2017 (the “merger agreement”), pursuant to which Liberty Interactive has agreed to acquire HSNi by way of a merger of Merger Sub with and into HSNi (the “merger”), with HSNi surviving as a wholly-owned subsidiary of Liberty Interactive. If the merger is completed, and upon the satisfaction of the conditions set forth in the merger agreement, HSNi stockholders (other than Liberty Interactive and its wholly owned subsidiaries) will receive 1.650 shares of Liberty QVCA common stock in exchange for each share of HSNi common stock held by such holder immediately prior to the effective time of the merger.

HSNi will hold a special meeting for its stockholders to vote on certain matters in connection with the merger. At the special meeting, HSNi stockholders will be asked to approve: (i) the adoption of the merger agreement and (ii) certain compensation that may be paid or become payable to HSNi’s named executive officers that is based on or otherwise relates to the transactions contemplated by the merger agreement.

The Form S-4 and its enclosures describe the merger in greater detail.

We have been advised that a filing fee in the amount of $148,737 has been paid in connection with the filing of the Form S-4 by wire transfer from Liberty Interactive’s account at U.S. Bank in Denver to the Securities and Exchange Commission’s account at U.S. Bank in St. Louis.    U.S. Bank was instructed to note that Liberty Interactive’s Central Index Key (CIK) is 0001355096.

Should any questions arise with respect to this filing, please contact the undersigned at Tel: (212) 408-2503, Fax: (212) 259-2503.

Very truly yours,

/s/ Renee L. Wilm

Renee L. Wilm

cc:              Liberty Interactive Corporation

Richard N. Baer

KPMG LLP

Barry Amman

HSN, Inc.

Gregory J. Henchel

Davis Polk & Wardwell LLP

George R. Bason, Jr.

Marc O. Williams